Filed by Kite Realty Group Trust
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 001-32268

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

EVENT DATE/TIME: FEBRUARY 10, 2014 / 03:00PM  GMT

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

CORPORATE PARTICIPANTS

Dan Sink Kite Realty Group Trust - EVP & CFO

John Kite Kite Realty Group Trust - Chairman & CEO

Tom McGowan Kite Realty Group Trust - COO

CONFERENCE CALL PARTICIPANTS

Christy McElroy Citi - Analyst

Michael Bilerman Citi - Analyst

Jeff Donnelly Wells Fargo Securities, LLC - Analyst

Josh Paquin BMO Capital Markets - Analyst

Todd Thomas KeyBanc Capital Markets - Analyst

Nathan Isbee Stifel Nicolaus - Analyst

Michael Gorman Janney Montgomery Scott - Analyst

Ben Yang Evercore Partners - Analyst

Vineet Khanna Capital One Securities - Analyst

RJ Milligan Raymond James & Associates - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the Kite Realty Group Trust enters into a definitive agreement with Inland Diversified Real Estate Trust to merge in a stock-for-stock transaction conference call. My name is Mark and I’ll be your operator for today. (Operator Instructions).

As a reminder this conference is being recorded for replay purposes. I would now like to turn the conference over to Dan Sink. Please proceed, sir.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Thank you Mark. The Company’s remarks today will include certain forward-looking statements that are not historical facts and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risk, uncertainties and other factors which may cause the actual results of the Company to differ materially from the historical results or from any results expressed or implied by such forward-looking statements.

The Company refers you to the documents filed by the Company from time to time with the SEC which discusses these and other factors that could adversely affect the Company’s results.

As you know we also announced this morning our earnings for the fourth-quarter 2013. We will have a separate call to discuss our fourth quarter and 2013 results of operations which is scheduled for 1 PM this afternoon.

This morning’s call will focus on the merger transaction and we request that you refrain from asking questions about our earnings release until this afternoon’s call. On the call with me today from the Company are Chief Executive Officer John Kite and Chief Operating Officer Tom McGowan. I would now it’s turned the call over to John Kite.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

John Kite  - Kite Realty Group Trust - Chairman & CEO

All right, thanks Dan. Thank you very much everyone for joining us this morning on relatively short notice. We are extremely excited today to announce what we believe is a very transformational transaction for Kite Realty Group and its shareholders.

What we’d like to do today is to go through the investor presentation which we’ll reference during the call and as we get through that, get to the end of the presentation and then we would love to take questions that you have regarding the transaction. Obviously we have a press release that has been filed as well as a investor presentation so you should refer to both of those during the call.

So what we would like to do is now go to the investor presentation and we will page through it. It obviously is long but we want to go through all the pages as this is obviously an extremely important transaction for the Company. So starting on page 1 of the investor presentation we will go through the transaction overview.

As most of you know by now, Kite Realty Group has agreed to a merger with Inland Diversified Real Estate Trust in a stock-for-stock transaction. The value of the transaction is $2.1 billion of which $1.2 billion is the equity consideration.

This is 100% stock-for-stock transaction. Each share of Inland Diversified will be converted into Kite common stock on the following exchange ratio.

Exchange ratio is essentially a modified collar. So what we’ve done here is on the closing of our stock on Friday, exchange ratio relates to a 1.707 times ratio which is a $6.36 cap. Inland Diversified’s share of $10.50 on regarding Kite’s closing price of $6.15 on February 7 and when we get to the Q&A we’ll give a better kind of walk-through of how we came about with the exchange ratio.

But basically this is a floating ratio between our reference prices of Kite’s reference prices of $6.36 and $6.58. And the reference price of $6.58 is an Inland Diversified price of $10.25.

It is a 1.65 times reference price greater than $6.58. The reference price will be based on a volume weighted average price for Kite for the 10 consecutive trading days on the third day before Inland Diversified’s shareholders meeting.

And as I mentioned we would like to cover this but basically what we tried to do here is the couple days leading up to the closing price on Friday obviously we saw some volatility in Kite’s share price so it was important to us to try to come up with a structure that enabled our shareholders to get back to a closer exchange ratio to the value that we had seen in our stock over the past month. And we believe this was a good way to try to capture some of that ownership that we felt was appropriate and obviously we were able to get Inland Diversified to agree to this.

So we really believe this a good opportunity for us to get back and more in line; however, obviously we believe that the closing price of $6.15 at 1.707 is also appropriate. Essentially the stock price for Inland Diversified will range between $10.50 and $10.85 depending on that exchange ratio.

The pro forma ownership based on this structure would be 40.6% to 41.4% for Kite shareholders and 59.4% to 58.6% for Inland Diversified shareholders based on that floating ratio of 1.707 times to 1.65 times. In terms of governance, the Company will maintain the name Kite Realty Group Trust. They will continue to trade on the New York Stock Exchange under the ticker KRG.

Kite management team will lead the combined company and the headquarters will remain in Indianapolis. In terms of the Board, the Board will now be nine members, six of which are existing Kite Board members, three of which will be Inland Diversified Board members.

Moving to page 2 on the transaction overview, in terms of the pre-closing, Inland has agreed to sell its single net lease portfolio to Reality Income for $503 million. This is expected to close prior to the transaction and as a condition to the closing; however, we have the ability to close over that transaction if it were not to close.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Also Inland Diversified is required to complete a 1031 Exchange on certain of their single-tenant assets and redeploy those proceeds of $72 million before closing of our transaction. Post-closing Kite intends to sell certain non-core assets and utilize the proceeds to further delever the balance sheet. We plan on disposing of three multi-family assets in the Inland Diversified stock portfolio.

In terms of shareholder vote, Kite and Inland Diversified votes both will require shareholder votes and we expect the closing to happen in late Q2 or Q3 of 2014. As a point of reference, three multifamily assets and the stock portfolio we assume will generate about $60 million of net proceeds.

Moving to page 3 of the rationale, this situation on terms of this deal is actually very similar to the transaction we just completed with OZ/CLP a few months ago. This is all about high-quality real estate. And one of the things we want to make clear is that has been our focus in this transaction is getting comfortable and as we move through the transaction really, really understanding the real estate and seeing the opportunities that lie ahead.

We visited about 90% of the NOIs so we have a very strong understanding of the assets and particularly obviously of the large assets. We think this is a very high-quality portfolio and, in fact, obviously over the last 10 years we have looked at lots of portfolios and this is absolutely one of the highest-quality portfolios we have underwritten.

In terms of the demographics, 3-mile average household income of approximately 71,000 people and a population density of just under 70,000 people. The portfolio is just over 95% leased as of yearend. So it’s a strong, diverse tenant base with the top 10 tenants comprising just under 25% of ABR.

And actually an interesting point of reference is there is a great deal of rent generated from ground leases, about 10% of ABR from high-quality tenants such as Wal-Mart and Sam’s Club. The acquisition reflects about a 6.6% cap rate based on 2014 NOI and implied purchase price of $195 a foot which we believe is extremely attractive and well below replacement costs. And one of the things I think it is important to recognize here is the ability to put together a portfolio of this size and magnitude in today’s market of extremely low lack of high-quality supply was very important to us.

As most of you know over the last few years the supply, new deliveries of high-quality supply and overall retail supply has dropped dramatically. In fact, in 2006 to 2008 there was 550 million square feet of retail space delivered. In 2009 through 2012 only 142 million.

So what this really means to us is the fact that we can assemble a portfolio of this nature, you just can’t do it. In terms of trying to find something this quality is very difficult. So that was one of the driving forces for us in this deal was the fact that we knew that we were going to be able to do something really special with this real estate.

Moving on, obviously this increases our size and scale. The number of properties we’ll own moves from 74 to 131.

We double our own square footage going from 10 million to just over 20 million square feet of owned real estate. I think this is important relative to our leasing leverage with national tenants. We will talk about that on page 13 when we look at the combined tenant list.

But our view of this is once we are able to close this transaction we will immediately be reviewing properties on a national basis in portfolio review meetings with our retailers. And we will definitely be looking to cross sell across our portfolio.

I think we also recognize in terms of this portfolio that we have an opportunity here to really create value through redevelopment and repositioning and just intensifying. You know, we spent a lot of time as I said over the last few months visiting assets and really getting a game plan. So I want to make it clear that when we close this transaction we won’t be trying to figure out what to do at that point, that first day we will be hitting the ground running with our plan.

And that plan will be put in place now. And in fact we’ve already put together a team, a transition team, to be led by Tom McGowan which will go through and analyze all the upside opportunities that we’ve already looked at and how to maximize that.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

In terms of the portfolio itself, actually about 80% of this portfolio is made up of 43% of the ABR in the overlapping markets that we have and 36% in just a couple of markets, new markets that are very high quality. In terms of the new markets just walking through a few of them, which represents 36% of the rents, are obviously a big portion.

Westchester which is White Plains, you’re talking about I’m sure several of you are very familiar with this asset, but just from a demographic perspective within 3 miles you have 106,000 people with average household income of $130,000. We spent a great deal of time reviewing the market in White Plains, reviewing the competition. This asset is strategically located in between the two malls that Simon Property Group owns; we feel there is a great deal of potential for this vertical retail asset in downtown White Plains.

They own New Jersey, another very strong property, 180,000 people within 3 miles with an average household income of $75,000. And we will go through all these in greater detail later.

Las Vegas, Nevada there are six assets in Vegas. Obviously, we spent several days reviewing assets in Las Vegas and are very excited about the market, very excited about the lack of high-quality supply and the fact that our portfolio in Vegas is the dominant portfolio.

In fact in Vegas, within a 3-mile range of all the assets the population exceeds 100,000 people. And the average household income is around $70,000.

Virginia Beach obviously a strong town. The most populous town in Virginia. Within 3 miles you have 80,000 people and $81,000 of average household income.

Salt Lake, another great market that we spent a lot of time in, very constrained, from a topography standpoint obviously. Within 3 miles again almost 80,000 people with $92,000 of average household income.

Just wanted to give you a sense that the new markets we are entering, we spent a great deal of time reviewing and understanding and are extremely excited again to bring our platform to bear in those markets.

Moving onto page 4, in terms of the financial rationale, and again Dan will get into some of this later on, but this is just an incredible opportunity for us to really improve the financial makeup of the Company. The balance sheet improvement is obvious. We are projecting that our net debt to EBITDA will drop to 6.5 times from currently approximately 7.3 times.

The debt maturity schedule is well staggered. I don’t want to lose sight of how important the next bullet point is in terms of cash flow. There will be a significant increase in cash flow against a much stronger balance sheet; obviously where that puts us, we already have a relatively low payout ratio so we will obviously be reviewing that and as our developments are coming online it’s only logical that this type of cash flow, increased cash flow, will potentially lead and likely lead to future dividend growth.

There is clearly a substantial increase in the public float in the availability of our common stock to the shareholders. That liquidity in itself will create significant positive results as it relates to institutional shareholder’s ability to own the stock in the position they would like to.

Obviously being a larger company gives us a much better cost of capital in terms of our strength of our balance sheet. And frankly we have already been working on prior to this moving toward an investment grade rating and this will certainly accelerate that.

Continuing on page 4 in terms of the cost savings and derisking. There is just a great deal of synergy in this deal. In fact, there’s about $17 million to $19 million of synergies in the combined company.

We are anticipating incremental operating expense savings in G&A of approximately $6 million to $8 million. Obviously when you’re eliminating the external manager, that is where the majority of the cost savings come.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Also our G&A load as a percentage of our assets and revenue will drop significantly. And operating a company of this scale enables us to do it in a more efficient manner. And as we mentioned on the derisking side we are significantly reducing our exposure to development and redevelopment as a percentage of our assets due to the fact that that base is nearly doubling.

And we as a point of reference historically having been a major concentration in Indiana, that has now dropped to approximately 13% of our average base rent. I think very importantly on page 4, we expect the transaction to be neutral to 2014 estimated FFO per share after a pretty major delevering event. So we are very excited about that prospect.

Moving onto page 5, a little bit of an overview on Inland Diversified itself. They currently own 57 shopping centers as I mentioned, about a little over 10 million square feet.

One thing I failed to mention early on is the scale of these properties. Your average square footage is 180,000 square feet which is significantly above our current average. What that tells you is these are regional, powerful properties in very strong locations throughout the country and generally their properties are the dominant property in the particular submarket.

There are, as we mentioned, there are three multifamily properties and also as we mentioned we intend on selling those assets. The current occupancy in their portfolio is 95%, 95.3% and their small shop occupancy is 84.2% which again we see gives us a significant upside in terms of our leasing platform.

Average remaining lease term is eight years. As I mentioned they’re in 22 states. And a net debt to enterprise value of approximately 38%.

You can see that it is 80% generally a little over 80% power and community centers and about 20% grocery-anchored. The geography is on the slide on the pie chart on the right.

And I think if you look at those photos, it’s hard to glean this just from a small photo, but you can tell when you go through this book and you see the photographs of the properties these are just all very high-quality assets. When you look at Village Walk in Fort Myers, obviously a Publix-anchored shopping center, that happens to be just off of Colonial and Six Mile Cypress which is the major retail artery throughout Fort Myers.

The Perimeter Woods in Charlotte, outstanding property on the north side of Charlotte which is adjacent to Taubman’s Northlake Mall. That is in between the 435 and 77 up to the north and the market. Very, very strong property.

You’ve got the Killingly, Connecticut property in your bottom left. This is in Northeast Connecticut, actually west of Providence. Dominant regional property.

And then The Landing in the bottom right in Port St. Lucie, Florida. This is an over 300,000 power center in Southeast Florida. And for those you don’t know Port St. Lucie is south of Vero Beach and north of Jupiter and this is an extremely strong, dominant property.

Moving onto page 6, I mentioned their tenancy and the strength of the tenancy. You can see the diversification of the top tenants in the strength of the top tenants and the composition of the rent, as I mentioned earlier, broken down between anchors, shops and ground leases.

One of the things about the ground lease income at that kind of level, obviously those type of ground leases trade very low cap rates. And that could be a very cheap cost of capital for us in the future.

And then you look at the lease expiration, we feel very comfortable with managing the expiration particularly overlaying it with ours. And the photographs, again, once again you see the very high quality.

Mullins Crossing, an exceptionally strong power center in the Augusta, Georgia MSA. University Town Center which is just north of University of Oklahoma. Outstanding property; actually there is a second phase that is being added to right now with very strong tenants.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

And then Dallas, the Wheatland, Texas on the south side of Dallas. Very strong, large power center.

And again I just want you to kind of, if you can see these pictures, and as we get the opportunity to talk about the portfolio this is what this deal is all about. We are so excited about this real estate.

So getting in more detail on some of the top selected assets in terms of the real estate. Already mentioned this is on page 7 of the presentation, I mentioned several of these assets already but getting through in more detail you see City Center in White Plains. As I mentioned downtown White Plains, you know this is almost a 400,000 square foot vertical shopping center in one of the highest end markets in United States with absolutely no ability to enter into this market in terms of real estate that wouldn’t be extremely expensive in downtown White Plains.

I mentioned the demographics earlier. You can see some of the tenants and you can see by the way the strength of the tenancy and the strength of the real estate reflected in the average base rent of almost $26 a square foot.

Shop Rite, Nordstrom Rack, National Amusements which is obviously a multiplex theater are some of the anchor tenants along with Toys “R” Us and New York Sports Club. Several you are probably familiar with working out there.

It’s also in shadow anchored by a 154,000 Target store. So this is just irreplaceable, bottom line irreplaceable real estate.

It is literally in between the two Simon Properties, the two Simon malls in downtown White Plains. Couldn’t be more excited about owning this asset. And it is the largest property in terms of NOI in the portfolio.

Moving on to the Bayonne which I mentioned many of you obviously know this is just east of Newark Airport. And about 10 miles west of Manhattan or the city.

This is a very unique asset in its location, very unique to be able to get a power center of this magnitude. As you can see 360,000 square feet in a market that is extremely real estate constrained.

As I mentioned it is just across the river, just across the Hudson River and about 0.5 million people within 5 miles. I think the Urban Enterprise Zone is an important part of what makes this an important property. And the fact, quite frankly, with Lowe’s and Wal-Mart and the income stream, you know again we view this as a irreplaceable asset and one we are very excited to own.

Moving onto page 8, Centennial Center in Las Vegas. I mentioned earlier Las Vegas, we spent a lot of time in Vegas. We spent a lot of time getting to understand it.

We talked to our retailers in general about the markets. And we just absolutely came away really loving this.

This particular center as you can see is almost 1 million square feet. And in fact there is a property adjacent to it called Centennial Gateway that is about 170,000 square feet which gets you right around to that 1 million.

I mean this is a absolutely dominant, major, power center on the northwest side of Las Vegas. You know this is just at the intersection of I-95 and 215 which is the loop. And we love this property.

Northwest Las Vegas is the lowest vacancy in the market. It is about 6.5% relative to the rest the market.

We will own, including this, six total assets in Las Vegas which I mentioned will make us one of the dominant players. The market is recovering strongly right now across the board.

So we are very excited about this. And as you can see as I mentioned earlier 100,000 people within 3 miles which again I think it is something that might surprise people in Las Vegas in terms of the density and the incomes. So it is an outstanding property.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Moving on page 8 also, Landstown Commons in Virginia Beach. Most people probably familiar with Virginia Beach as a military town but also a strong resort town, the most populous city in Virginia. And this is the dominant property in the southwest side of the market.

Again, you get a sense of the size of these assets, a little over 400,000 square feet owned. And again, very strong demos; 81,000 people in 3 miles, $70,000 average household income. Best Buy, Ross, PetSmart, also Kohl’s as a shadow. We just think this is a great, great property and again very reflective of the quality that we see.

Moving on to page 9. Draper Peaks which is in a southern suburb of Salt Lake. Again, we spent a lot of time in Salt Lake. Salt Lake is a very linear market, kind of boxed in by the mountains, and obviously Salt Lake itself to the northwest. Really, really think this is a strong market. This is a very strong property within it.

Again, 230,000 square feet owned. It’s a little over 90% leased. You can see the ABRs are strong at $18; exceptional demographics. Average household income of over $90,000 with almost 80,000 people in 3 miles. And I think that is the common theme when you see here that our 3-mile demos in terms of density — and we will go over that in a minute — are significantly increasing with this portfolio.

There is also a property directly adjacent called Draper Crossings, which is a grocery anchor center, anchored by Smith’s which is owned by Kroger. So very much complements our position in the marketplace on the south side of Salt Lake. And this is directly off of I-15 about 15 minutes south of downtown.

Moving on to a market that we are ready in, Fort Lauderdale, Miramar. This is about 2 miles southeast of our existing Whole Foods Center Cobblestone Plaza which many of you are familiar with.

This gives us good leasing leverage in the market. This is east of 75. Very strong high-quality property.

And again if you try to see the photos in this package you can tell that these are all well built high-quality properties.

Okay so moving onto page 10 in the presentation. The impact obviously you can see from the chart here that this is a significant transaction for the Company. On a pro forma basis our equity market cap will be $2.1 billion, our total enterprise value just under $4 billion at $3.8 billion.

131 properties, 20 million owned square feet. Occupancy of approximately 95% and approximately 85% small shop occupancy.

As a point of reference prior to the OZ/CLP acquisition we had gotten our small shop occupancy up to about 87% and growing and we are now at 85% and integrating OZ/CLP and that is real upside opportunity for us. So the same thing is going to play out here. And our leasing team is very excited about this.

We will now be in 26 states, as we mentioned, and I do want to talk about the integration of that and the fact that we are absolutely prepared for that and have been planning on that throughout this process. One thing I failed to mention that we have actually been looking at this deal for almost a year.

And we can talk about that in the Q&A section. But we’ve studied this hard and are prepared.

The average household income on a combined basis is a little over $73,000. And the average population is 59,000.

So what you see there is a slight drop in the average household income of our total portfolio, about 5% but a significant increase in population density, about 20%. So that reflects what we call our purchasing power, an increase of 15%.

That is a big deal to our retailers. And we will absolutely be using that to really leverage what we’re doing in our portfolio.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

I mean there is a very limited supply of high-quality real estate available today. So this particular metric is extremely important. When the retailers have few choices to make, they want to make the right ones.

And this portfolio clearly demonstrates quality vis-a-vis in purchasing power.

Moving onto page 11, the geographic diversification that we’ve been talking. As I mentioned we’ll own 131 properties, about 20 million square feet in 26 states.

The way we’re looking at this right now is basically in a regional fashion. So we have kind of broken this out into five regions.

Kind of the West Mountain region, the Mid-central Southwest region, the Midwest, the Southeast and the Northeast. An obvious question is how will we operate real estate in some of these regions?

But as most of you know prior to going public in 2004 as a private company we were in many states that we had disposed of assets prior to the IPO. So several of these states are essentially we’re coming back to that we had been in the past.

And we’ve obviously operated in Washington and Oregon which is adjacent to Nevada, Utah, Arizona. So I think one of the things that is very important to realize is if we own the highest quality real estate we will absolutely execute our strategy to enhance the value.

And that is what we’ve got here. We will likely set up offices in these regions. As a point of reference Inland currently operates, Inland Diversified, currently operates an office in Las Vegas, an office in White Plains and an office in Port St. Lucie.

So we will overlay those with what we are doing and study that and likely continue to operate those to enhance the platform and enhance the leasing leverage and the asset management intensification program. I think the pie charts are self-explanatory.

Moving onto page 12. I think you see here obviously what I mentioned before which is the significant population growth in the portfolio, in the comparisons of the portfolios and in the pro forma basis and the rent differential in the pro forma portfolio versus our existing portfolio.

I think that is an important metric which gives you an idea that the assets that we are buying are very high quality.

Moving onto page 13 in the presentation. I mentioned earlier leasing leverage and this is what that is all about.

You see on a pro forma basis an extremely strong lineup of tenants. Obviously we already have relationships with all these tenets but now that relationship just became a lot more important.

And I think that is really where the business is going. I think that it’s very important that we are as important to the tenant as they are to us.

I think this transaction makes it happen. I think really the bullet points talk about the brand and what we will do. But I think it is simply that.

We are now a much more important landlord and we will absolutely utilize that in our leasing platform. So moving on I’d like to turn it over to Dan who’s going to cover pages 14 and 17 in the presentation.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Thanks John. As John discussed the merits of a high-quality portfolio the deal is also a transformational to our balance sheet. The next four pages I will walk through an overview of the transaction and the impact on the balance sheet.

The transaction is 100% stock consideration and exchange ratio of 1.707 times. Equity consideration of $1.2 billion of common stock will be issued to Inland Diversified shareholders.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

We will assume $784 million of Inland Diversified debt as well as 69 million of operating partnership units. The cash on the balance sheet is primarily the net proceeds from the Inland sale to Realty Income. We will also anticipate generating additional proceeds, gross proceeds, of approximately $95 million from the sale of non-core assets and the securities portfolio which as John mentioned we anticipate netting about roughly $60 million to $61 million.

This cash is utilized to significantly reduce the debt in the transaction.

Turning to page 15, I wanted to highlight the economics of the transaction to clearly lay out the impact on the Inland balance sheet when considering non-core asset sales, net cash proceeds from the single-tenant sales and other merger adjustments. In addition, we feel we have achieved attractive pricing at $195 per square foot, a 6.6% cash cap rate and after taking into account the substantial deleveraging we feel the transaction will be neutral to 2014 FFO. This is a result of the synergies we expect to achieve from the transaction.

On page 16 we highlight the pro forma capitalization of the Company. The equity market capitalization increases from $845 million to $2.1 billion further improving our shareholder liquidity and flow. In addition it increases our enterprise value to just under $4 billion.

A couple of other points to illustrate on this page that we have ample liquidity to fund our operations and execute our business plan. And we have delevered the balance sheet to an adjusted 6.5 times net debt to EBITDA. And as you know we are focused on a flexible conservative balance sheet and this transaction will further put us on a path to achieving our investment grade rating.

Finally on page 17, we illustrate our debt maturity schedule post-transaction. The schedule highlights the manageable debt profile with no significant maturities in any one year. Now I’d like to turn the call back over to John to walk through the Company’s objectives and strategies.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thanks Dan. I think this is kind of a summary of what we have been talking about here this morning.

But clearly we are, through this transaction, we are creating a much more meaningful company. And being a larger best-in-class focused REIT is what we are trying to do here.

Larger really isn’t the issue, I think it is quality that is the issue. It is a byproduct of us being able to attractively acquire these very, very high-quality assets.

It obviously does create value for us to have a larger scale and that is something we are very excited about. I think it also gives us an opportunity to think about how we are deploying our capital in the future, how we can grow the base off of where we are today and improve the base off of where we are today.

And our goal is to create a must-own company for the investors.

Operational strategy, as I mentioned earlier, we absolutely have an operational plan and it is already in the works. We do plan on expanding and refining our target markets to definitely make sure that we owned the highest-quality real estate we can own.

We will generate efficiencies in the combination and we will generate, as we integrate, we will generate the leasing leverage that I mentioned. I think we don’t want to underscore the fact that our development and redevelopment capabilities will absolutely be brought to bear here. This is a portfolio that in terms of the current structure it’s not their objective to look at development, redevelopment opportunities and to really look at what you’re going to do to continue to enhance that.

So I think the situation here was one of the most exciting things we saw as we looked at all the assets was we immediately started to create our game plan as it related to increasing the NOI across the board. So that is something we are very excited about.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Dan mentioned in terms of the financial strategy, this was a major, major step. People use the word transformational probably too much. This clearly is.

The lower leverage is been something that is very important to us. Most of you know that we have made a lot of progress over the last couple years but I would say over the last couple of months we have obviously made a lot of progress. And once we can get to the finish line of the closing here I think that is really putting us in a whole another place and we will only get better from there.

The liquidity profile I mentioned and the path to investment grade credit rating is very important to us.

Moving to page 19. Just kind of in summary, this is just a very, very unique opportunity for us to buy extremely high quality real estate at a great price.

The $195 a square foot for something of this quality for guys that know what it cost to build things like this, this is clear to us that it’s a great deal. The geographic and tenant diversification we have covered. You know the scalable platform is very important.

We have been planning over time to position the Company to do transactions such as this. So some of you, most of you, have spent time with us and probably have come away with the fact that we run this business right now like a much bigger business in terms of our technology, in terms of our leasing kind of focus, in terms of our real estate quality and focus on that. I think we feel very comfortable that we are ready for that.

I had already mentioned the substantial reduction in leverage and we just can’t talk about it enough. The 6.5 times pro forma debt to EBITDA is a number that we’ve talked about to many investors over time but I think some people have struggled seeing how we would get there. And obviously we believe very strongly that we will as we execute on this transaction.

The larger asset base and shareholder liquidity we covered. Again I mean that asset base is really about leasing leverage. I don’t want to underscore the increase in cash flow.

People talk about a lot of different metrics but the one that drives our business is positive cash flow. The more of it, the better.

Finally this is absolutely an acquisition that we think transforms the Company and will definitely create shareholder value. So with that, again, we are just very, very excited. We have worked very hard to make this happen.

And we have had such a great experience seeing this real estate over the last several months and just feel really that we are in a situation where this is exciting for us. This is what we do.

And again most of you know we pride ourselves in our real estate acumen and I think this is a transaction that shows that. So with that I thank everyone for coming on this morning. An operator would be happy to take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Christy McElroy, Citi.

Christy McElroy  - Citi - Analyst

Hi, good morning. Michael Bilerman is on with me as well.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

In regards to the three multifamily assets that you plan to sell post-closing, do you already have the assets under contracts were under negotiation at this point? In terms of the deal being FFO neutral in 2014, what does that assume for the timing of the multifamily sales and the securities portfolio sales?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Well, Christy its John. I’ll start with whether we have them under contract and the answer is that obviously right now these assets are still owned by Inland Diversified and they are in the process of marketing them. But at this point they are not under contract.

Actually one of the assets, just to be clear, there is a 300 unit complex in Houston, 120 unit complex in Chelsea, a suburb of Boston and a 130 unit complex under construction in Jacksonville. So this is something they have done before and have obviously sold these before.

So they are in the process of marketing them. And I will let Dan talk about the timing of how we anticipated that to 2014.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Christy when we underwrote the portfolio and looked at that we treated that as pretty much occurring at the time that we closed. So we are going to work on that.

That’s going to be a little fluid on the timing of that and getting that executed and under contract. So we basically used it as a source at the time of closing but we are hoping to get that done, our objective, they turn it pretty quickly in 2014.

John Kite  - Kite Realty Group Trust - Chairman & CEO

And we will be working in conjunction with Diversified on that to make sure that we know where it is obviously. But we feel pretty confident based on the quality of the properties and their history doing that.

Christy McElroy  - Citi - Analyst

Can you talk a little bit about the non-cash impact to FFO? So taking into account the straight-line rents in FAS 141, 142, would it still be neutral if you looked at it more from a FAD or AFFO perspective?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

When we’re looking at the accounting adjustments Christy, we have run we have spent some time on that but that is obviously with a large portfolio, it takes some time to get through that. We kind of took a sample of the larger assets that John went through on the pages.

Those assets as we analyzed them and looked at them with our outside accounting firm looked to be below market rents. So when we underwrote this we feel with the accounting adjustments that’s going to push it to a neutral to slightly accretive. But we wanted to be conservative on that from a neutral perspective because we are completely done with that process.

Michael Bilerman  - Citi - Analyst

So I guess the big question is , it is Bilerman speaking, is well how dilutive visit without sort of the mark-to-marketed debt and re-straight lining of leasing and all of the FAS 141, I recognize there is significant deleveraging involved but I guess what we are trying to get a handle on is really that cash impact going in.

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Dan Sink  - Kite Realty Group Trust - EVP & CFO

Michael, on the cash impact going in, this is why as we’re looking at there is a lot of synergies that we are going to build into this. As John mentioned the incremental G&A that we are anticipating is $6 million to $8 million. When we get into the portfolio and look at the debt we feel like as we pay off the debt and as our leverage comes down we’re going to benefit also from being on our leverage grid both from the term loan and the line of credit.

So when we bake all that in on a cash basis we are looking at, when we say neutral it’s baking all that in and not considering a significant amount from the GAAP adjustments. So we are trying to look at it from a cash perspective as we roll this forward. And if you look at our guidance that we presented, we are not planning on adjusting that as part of this transaction.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Michael, the only thing I would add to that is again we have analyzed it in the that way and of course since we are projecting on closing in June and there is obviously lease up, they obviously have lease up activity ongoing. So I think on a cash basis as Dan said, we think it is probably also neutral there and if anything maybe you had nothing happened in the balance of the year in the leasing, maybe it be a penny dilutive, but no more than that.

And frankly based on where we are in the cycle and what we have reviewed of their leasing program we feel pretty comfortable that even on a cash basis we’d be neutral. I think we’re trying to be conservative on the marks. There is just 60 properties and we have only advanced in from an accounting perspective only had deep dive on a sampling of the larger ones.

But when we look at the rents and we look at the markets we feel pretty comfortable that it is possible we do better there. But we were trying to be conservative.

Michael Bilerman  - Citi - Analyst

And then just last question is in terms of how the portfolio is put together, you think about how acquisitive Inland was in terms of buying. You think about $1.3 billion done in 2012, and where those assets were bought from. There is a $35 million earnout that still was there at $930 million, I’m not sure how you’ve accounted for that or how that works into the financials that you’ve put forth but can you just spend a little bit more time talking about the comfort level?

I know you said you visited 90% of the NOI and real estate people at heart and all those things but just give us little more comfort about the types of assets that were bought here, whether they were merchant developers, whether there is co-tenancy, whether there’s anything else that we need to be mindful of? And then how you’re dealing with the earnout, the $35 million that is remaining?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Let me handle the first part in terms of the real estate and Dan will quantify the earnout that is remaining. But as I said Michael that was the most important thing that we wanted to get comfortable with and would not have gone forward had we not done the work that we did on the real estate.

You know, obviously a portfolio of this size I think there is a combination of sellers. I am sure there is some merchant building sellers in here, there is long-term assets in here, there is assets that have recently been redeveloped and developed, frankly there are several properties in here that we have looked at in the past and when they were for sale.

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So I would tell you that we know this real estate really well. And again most people probably think this deal happened quick. I mean we have been looking at this for a year.

I mean they announced that they were going to consider strategic alternatives literally a year ago. And so right at that point it hit our radar screen. So we have been thinking about this a long time.

As it relates to giving you comfort around the assets, I’ve just got to tell you we have looked at a lot of stuff over the years and every time we went to a market we came away feeling even better about the deal. And I wanted to be clear that obviously today we are not operating in Las Vegas, we are not operating in Salt Lake, we are not operating in Tucson. So that is why in those markets we dug in hard.

And I think what happens with a company with a structure like this is they are very focused on buying high quality. And they are kind of focused on buying high quality, getting a certain return and paying out that return.

And so when you look at the assets and you look at the nature of the quality that shines through. And I will tell you that even in the smaller markets as I mentioned Augusta, Georgia, even in the smaller markets when we flew in there and looked at it it was the dominant number one property in the market.

I think I could go on and on about that. We absolutely love the real estate and the other side of that is we think we can do a lot with it.

We think we can intensify it. I really don’t think it was something that they focused a lot on in terms of should we add a pad here, should we knock that down and bring in somebody else? Should we have a better lineup of small shop retailers with the anchors that we have?

I mean if you look at the anchor quality, Michael, it is phenomenal. I don’t want to over harp on it but we absolutely paid attention to that and I can tell you the shareholders should feel very good that we were able to buy this high quality at that price.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Michael, just to address the earnout. As we looked at the balance sheet obviously that is the one item that really stood out to our group as well.

So we spent a significant amount of time understanding where the earnout spaces were, when the earnout expired and if the liability was sufficient on the balance sheet. And I think when you go through actually the $39 million as we looked at it, you know we felt was a fairly conservative approach from a liability perspective because a lot of these earnouts are expiring soon and don’t have any tenets.

They are in the process of being opening and leased. When we underwrote the NAV we definitely took that as part of a liability.

We hair cut it a little bit as we underwrote it because we thought the $39 million with the status of the leasing reports as well as the termination of the earnout didn’t support the $39 million so we cut that down to say $30 million. But we underwrote that as part of the NAV.

Michael Bilerman  - Citi - Analyst

Thank you.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Operator

Jeff Donnelly, Wells Fargo.

Jeff Donnelly  - Wells Fargo Securities, LLC - Analyst

John, I am just curious in determining acquisition cap rate can you talk about what sort of NOI growth you are assuming for the Inland portfolio in 2014 versus 2013? I’m just trying maybe build a bridge from their year-to-date financials to your pro forma NOI estimate.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Jeff, can you repeat that question please?

Jeff Donnelly  - Wells Fargo Securities, LLC - Analyst

I’m just trying to think about what sort of NOI growth, maybe implicit in the cap rate that you’re talking about for 2014 because I can look at their financials for 2013 and I’m just trying to figure out what you guys might be underwriting as sort of inherent in their NOI growth for next year for this portfolio.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Sure, and I think Jeff we have looked at that. The 2014 NOI growth again in some of this is hard because we are taking on their leasing and we are looking at all of their leasing materials and assumptions.

So it is not we obviously don’t know the number like we know our number. But I think we have kind of assumed that their 2014 NOI growth is probably in the 2.5% to 3% range as opposed to, well, we haven’t given our guidance yet I got to be careful, about said that, as opposed to where we are.

So I think it is good, I think it could be better and I think we’ll make it better. And remember those ground leases that I mentioned earlier kind of bring that down because it is a fairly sizable portion and those typically large box ground leases don’t increase every year. So but again I think that is a fair assessment and we took that into consideration.

Jeff Donnelly  - Wells Fargo Securities, LLC - Analyst

Just another question as it relates to the integration on the day-to-day for this portfolio. It’s obviously a pretty big bite for you guys, something you haven’t really undertaken before in this scale.

I guess I’m just curious can you talk about the process you’re going through in the transition and maybe ultimately where you would like to see things settle out, maybe a year has gone by? Do have a goal, for example, like right now you have X number of properties per asset manager and you wish to maintain that going forward?

I am trying to think about how you either have to staff up? Or how many folks you bring on with this transaction to make sure sort of nothing falls through the cracks as you are integrating in a large number of properties?

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John Kite  - Kite Realty Group Trust - Chairman & CEO

Jeff, look I think Tom and I will both reflect on this issue because we have both spent a lot of time working on the strategy together. And as I mentioned this is obviously hugely important to the Company so Tom personally is spearheading that.

But I will tell you that when we looked at it, that’s why I mentioned how we segregated the assets, and we segregated the regions and we thought about their existing personnel and the assets they owned and the offices they had in those assets. So I will tell you that we absolutely have thought that through and that we think that quite frankly when we layer that on to our assets we can be even more efficient than what they were doing.

So yes, it is a big bite in terms of size. But just give an example I realize this is substantially bigger but in the OZ/CLP portfolio acquisition which was $300 million we did enclose in December, you know on the first month we collected 100% of the rent.

So is something that you don’t just do by accident. Typically when you do an acquisition of that magnitude and obviously here there is a lot of ball dropping that happens. And we just aren’t going to let that happen.

So I think while OZ/CLP is much smaller, the concept is the same when you’re going to bring that into your organization. So Tom why don’t you to try to cover the section that we talked about.

Tom McGowan  - Kite Realty Group Trust - COO

So Jeff, what we’ve talked about are the various regions. And we are really going to operate under the same platform that we had today. We’ll simply expand that footprint.

So what we look at is establishing teams and that is going to include accounting teams, lease admin, asset management, leasing, etc. in each one of these regions. And to your first question how do we look at that, how do we establish it? And we do have markers both in terms of total square footage per individual as well as the number of tenants.

Because we run a pretty high bar in terms of what is expected on each asset in terms of our tenant touches, the way we reach out to each asset, the way we reach out to each one of our customers. So we absolutely want to maintain the strength of our Company because that is where we excel.

So we are very much prepared to take our existing platform and simply grow upon it.

Jeff Donnelly  - Wells Fargo Securities, LLC - Analyst

And maybe just one last question, as relates to the what I’ll call one-off retail assets in the portfolio that’s going to bring you into markets where it is the only asset in New Hampshire or Connecticut, longer term do you expect to build in those markets or do you think that those are going to be non-core? How are you thinking about those at this point?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Well, clearly when you on a portfolio of this size, I mean that is something very important that you have to do which we have done. And you obviously happened to mention two of the assets that are more remote in nature.

So I do think over time that we will obviously dispose of assets that we don’t see as strategic or frankly we don’t see the growth opportunities. Now that is no different than our portfolio, Jeff.

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We have gone through in the last couple years and sold a significant amount of assets. And we plan to continue to, everybody uses the word cull the portfolio, I’m not sure that is really what, you know, culling to me just means cutting off a percentage just for percentage sake. We are really going to look that the quality of the market, the quality of the asset and then make the determination do we want to build more scale here?

That is what this gives us. This gives us the opportunity to do that. Frankly, previous to this it was very difficult to do.

We did it in my view a pretty darn good job of operating it efficiently for being a small public company. But now that we’ve made that leap into a much more material player in our space, we can do a better job of that.

So I think we will take advantage of that and we will remember that every one of these is optionality as relates to capital. So wherever our lowest form of capital cost is we’ll look to get that and reinvest.

That’s probably the coolest, most exciting thing about this. Now we’re going to be in a position to do exactly what you’re talking about in a major way.

Jeff Donnelly  - Wells Fargo Securities, LLC - Analyst

All right, thanks guys.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you.

Operator

Josh Paquin, BMO Capital.

Josh Paquin  - BMO Capital Markets - Analyst

Hi, good morning gentleman. Do you mind just giving us a background on how the transaction came to fruition?

You mentioned that you’ve been pursuing it for a year. I’m just curious to understand what went into this and how it about.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Josh when I say pursuing it for a year I mean tracking it and then so obviously when they made the public announcement that they were going to interview, I think the first announcement they made was they were going to interview bankers to help them with kind of strategic alternatives which was for a non-traded REIT, fairly early to do that in their lifecycle. So that signaled to us that this was different than every other kind of press release that says you’re going to do that.

So we began to kind of assemble things back then and think about it and more from a 30,000 foot level to start really tracking. When they hired a banker in June, I believe it was June, that obviously really elevated it.

I would tell you in April, before ICSC, we really started to dig in. And we really started to think about it.

So they ran a process and that process was fluid. And there were times where we didn’t think we were in the process, there were times where we thought we were and we weren’t.

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So anytime you have a deal of this magnitude it’s going to have a lot of twists and turns. But the good thing about that, that it took quite a while, is that’s why we sit here today and can rattle off every single thing about every property. And that is the benefit to that.

So that is the history of the transaction. And I think they did ultimately they did a good job with it.

Josh Paquin  - BMO Capital Markets - Analyst

Is or any sort of go-shop period or breakup clause that would come with that in the deal?

John Kite  - Kite Realty Group Trust - Chairman & CEO

There is a termination, there is a breakup fee. So it is actually a no-shop with a breakup fee which is obviously reciprocal.

Josh Paquin  - BMO Capital Markets - Analyst

Okay. And John it sounds like you’ve spent a lot of time trying to quantify the redevelopment opportunity. Can you give us a sense, the quantity and dollars that you might see over the next few years and where that could be targeted?

John Kite  - Kite Realty Group Trust - Chairman & CEO

I mean obviously we are talking about a $2 billion portfolio, almost 60 properties. So we have looked at that.

We have kind of bucketed the assets. I think we need to dig a little deeper over the next couple months to have a more accurate number.

But I would tell you that there are definitely multiple opportunities for us to bring our platform to bear. And you know redevelopment also as you know Josh there are some redevelopments like a Rivers Edge for example that we did that is an absolute full-on huge redevelopment. And there are smaller ones like we are doing right now at Kings Lake in Naples where we are knocking down a Publix and building a new Publix and renovating the shops.

So there is going to be both of those in this portfolio and Tom and I are going to spend a lot of time with our teams in that integration process. But definitely stay tuned. I think there’s opportunity there.

Josh Paquin  - BMO Capital Markets - Analyst

Okay, and you mentioned perhaps a low payout ratio in the dividend to start with and fund much of this through free cash flow?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes.

Josh Paquin  - BMO Capital Markets - Analyst

Okay.

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John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes, I mean what we’re trying to say there is we have already maintained a very low payout ratio over the last year, two years. And mainly because of our large development pipeline and redevelopment pipelined relative to our size. And our little bit of higher cost of capital at that time.

So what were saying here is not only are we increasing our cash flow significantly, our what we call our very free cash flow, we are also derisking our development as it relates to the total. So that will use up less of our free cash flow.

So there is no question that it is important to us that we return that we look at a total return to our shareholders. And I think what we’re saying there is as we sit here today and after all the analysis we have done and all the cash flow projections we have done, we feel pretty comfortable that that’s a very logical event for us in the near future.

Josh Paquin  - BMO Capital Markets - Analyst

Okay, thank you.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you.

Operator

Todd Thomas, KeyBanc Capital Markets.

Todd Thomas  - KeyBanc Capital Markets - Analyst

Hi, good morning. Jordan Sadler is on with me as well.

Just following up sort of on the distribution, the dividend. I was just curious what shareholders should expect for the pro forma dividend both for Kite’s existing shareholders that are receiving $0.24 a share annualized and for Inland’s shareholders that are receiving $0.60 a share annualized today?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Well all I can say is from the period of the deal announcement to closing, we are kind of both locked in terms of being able to communicating with each other about that. I don’t think we can signal anything one way or another in terms of what we are going to do with the dividend and we are obviously as you know that is a kind of Board-level decision.

I think they intend on continuing to pay, to my knowledge they intend on continuing to pay, their monthly dividend to their shareholders through the time of the closing. And then when we are combined obviously that we’ll be looking at that.

I think what we’re trying to say is we are very comfortable that we have a heck of a lot more free cash flow upon the combination. And in fact as you know look even with just with the OZ/CLP transaction we had a significant increase in our free cash flow. So we feel just very comfortable that it is a very likely event for us over some period of time to increase that to the shareholders.

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Todd Thomas  - KeyBanc Capital Markets - Analyst

Okay, and then just thinking about the 6.6% 2014 cash cap rate that you’re talking about. You talked about some of the rents being below-market and some of the small shop leasing upside. I was just curious in your sort of projections if you could talk about where you see that yield maybe two to four years out or so what sort of upside you see over that type of period?

John Kite  - Kite Realty Group Trust - Chairman & CEO

I mean clearly, Todd, when you look at 2015 due to the fact that we are closing or projecting to close in obviously the second half of the year, and you see that there is 85%, 84% occupancy currently in their small shop portfolio, we anticipate the 2015 number to definitely be a higher yield. And we have looked at that from a couple of different angles but suffice to say if we were looking at 2015 in terms of our pro formas it’s probably closer to 7%-ish, in that range. But again there are so many assumptions that go into their leasing model that we are still jumping into but we feel reasonably comfortable with 2015 definitely has an increase in yield.

Todd Thomas  - KeyBanc Capital Markets - Analyst

Okay, and then just one last question. In the past you’ve talked about sort of decreasing your exposure to development overall and you have executed on that. I was just curious, though, with the larger entity, do you expect to be able to take advantage of some new development opportunities here, will they combined entity begin to develop a bit more?

John Kite  - Kite Realty Group Trust - Chairman & CEO

We definitely, as I mentioned, we think there is opportunities within their portfolio. We think that there’s opportunities in surrounding land within their portfolio, etc.

But on a percentage basis I don’t see us really moving away from that methodology, that 5% to 10% of our total assets at any one time would be in development. Obviously when you get a bigger asset base it is going to be closer to the 5% than it is to 10%.

We are not thinking that we are going to use this to go willy nilly into ground-up development. But we do think that the redevelopment side of it is really, there is a lot of action there.

But certainly as I mentioned in these markets that we really like and that we are very excited to be in like Vegas and Salt Lake, etc., you know if there is complementary properties that we think could be leased, I mean that is what this business is all about, value creation. So we think that will definitely enhance opportunity but we clearly plan on maintaining our discipline around the percentage of development against our total balance sheet. And we work very hard to get the balance sheet in check and that is only going to improve from now on.

Todd Thomas  - KeyBanc Capital Markets - Analyst

Okay, thank you.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you.

Operator

Nathan Isbee, Stifel.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Nathan Isbee  - Stifel Nicolaus - Analyst

Hi, good morning.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Hello Nathan.

Nathan Isbee  - Stifel Nicolaus - Analyst

John, you talked about the marketing process and clearly this was looked at by I wouldn’t say many but there was others clearly looking at this with you as well. Can you take us to the end of the process perhaps and why you think you won this and why you think you paid anything less than full price?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Well, look I can’t tell you exactly of everything obviously that was happening on their side of the table. It wasn’t like they were calling us up and telling us where everyone else was or what was going on with everyone else or who everyone else was for that matter.

You know look I think the bottom line is this was a complicated deal in terms of the fact that these structures with the non-traded REITs are different than structures with just a straight up publicly traded company. So there were nuances to that.

There were nuances to the fact that it was 100% stock-for-stock merger, the way we went about it. And I don’t know how other people proposed whatever transaction they proposed and whether that was similar or not.

Ultimately I can tell you that their special committee and then ultimately their entire Board spent a great deal of time doing due diligence on us. So I think it was very important to them that they were able to say that this was the right combination. And we got a lot of feedback on how impressed they were with the quality of our real estate and the overlapping nature of quality.

So talking about full price versus not full price, all I know is that when you look at it on the basis that we’ve laid out here today in terms of the initial yields, in terms of the price per pound and the outstanding asset quality, that is our focus. I am not too focused on sitting around worrying about whether I think — where someone else was.

What I know is we have this deal and we’re going to make it happen. And we’re going to create a great portfolio out of it.

Nathan Isbee  - Stifel Nicolaus - Analyst

Sure, asked differently, if you take these assets out of a non-traded REIT platform and start selling them on the open market where do you think they would trade?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Oh yes, look again you’re talking about 60 properties. So you have got a variation there Nate.

But I don’t think there’s any question that based on where we bought it and based on what would happen if you marketed it in a different way, I mean it is just as I mentioned finding 10 million owned square feet that’s this high quality in these types of markets, I think people would aggressively

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go after it is all I can tell you. And many of the assets I’ve pointed out to you based on the size of their NOIs, those are very disproportionate low cap rates to the total.

And if you think about what I pointed out to you in White Plains and Bayonne and Centennial those would absolutely in my view trade well below where we are. And many others would as well. Obviously there are some other properties that would be above that but I just feel extremely good about the price we paid and what opportunity we have to add to that in terms of value creation.

Nathan Isbee  - Stifel Nicolaus - Analyst

Okay, thanks. And then as you mentioned that Inland aggregated this portfolio through a hodgepodge of owners. If you look at the lease structures that exist across the portfolio, can you talk about how those might differ anything material from what you typically sign?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes, good question actually. No we underwrote that very closely and we spent a lot of time both inside and using outside legal to kind of go through all the material leases, go through everything that we could relative to the co-tenancy, relative to any kind of structure that would be unique.

And we definitely came away with these leases are extremely similar to ours. I think obviously the one area that we want to get our arms around and really jump into is just how we lease and how we leverage our portfolio. But in terms of the actual leases themselves, the provisions within them.

We felt that it was very aligned with what our leases are. And they were developed by high-quality development companies. I mean these are large assets that have been put together very well.

Tom McGowan  - Kite Realty Group Trust - COO

That is a good point. I mean you can’t underestimate how hard it is to develop these and even things that have been developed say over the last eight, six or seven years.

When you’re building a 800,000 square foot power center or a 400,000 foot center or even a 250,000 foot center, there are so many roadblocks in your way. You have got to be pretty capable to do that. So the size of these assets was really a big thing to us.

Nathan Isbee  - Stifel Nicolaus - Analyst

Sure, and then as you look out across the Inland portfolio, what are the annual rent bumps that are built into these leases relative to your existing portfolio?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Well, without going through all the various rent spreads, I think the bottom line is as I mentioned Nate, we kind a look at it from a perspective of we think their NOI growth that we have underwritten is kind of in that 2.5% to 3% range. So obviously the rent spreads would kind of follow that in terms of obviously north of that.

But I think the difference may be is that we focus a lot as you know on small shop leasing. We are extremely focused on annual rent increases versus increases say every three years or every five years.

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And that is something we’ve got to get our arms around. And by the way there are definitely assets in here that are lower growth. And those are the ones that we have got to see can we make better and can we grow those at a different level.

But I will say even if you have an asset that is 1.5% or just sub-2% NOI growth, you got to look at what the CapEx is too. And the nature of the quality of these is one of the things we got very comfortable with, that the CapEx was not something that we were worried about it all.

And we were pretty clear when we did the OZ/CLP acquisition that we had underwritten significant CapEx because it was deferred. These were maintained in a class A manner. So really not worried about that at all.

Nathan Isbee  - Stifel Nicolaus - Analyst

No, but I was referring to the annual rent bumps, would you say those are lower than your portfolio?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Well, obviously they are probably lower if the same store NOI growth is generally lower.

Nathan Isbee  - Stifel Nicolaus - Analyst

Can you quantify it?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

No, not right now.

Nathan Isbee  - Stifel Nicolaus - Analyst

Okay, and then you talked about asset sales in the Inland portfolio. Can you talk about what this means from further pruning your existing portfolio?

John Kite  - Kite Realty Group Trust - Chairman & CEO

I think it gives us a good opportunity to look at the portfolio as one. And obviously with 130 properties versus 75, gives us the ability to really look at our assets and I think definitely we will be looking at — as you know we are already on a program there, Nate, and — but I think that accelerates and we look at probably the smaller assets are the smaller properties that we own really logical and are they strategic in nature?

Are the assets that are more remote even in our portfolio going to be strategic in nature? So I think the opportunity here is to both, on both sides of the asset ledger, to kind of start saying all right, let’s look at really seeing what we can do here to dispose of assets that we don’t see as strategic or have the growth metrics that we like and then double down in the markets we do. And again it is optionality with that many more properties to look at.

Nathan Isbee  - Stifel Nicolaus - Analyst

Yeah, okay, thank you very much. Talk to you after lunch.

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John Kite  - Kite Realty Group Trust - Chairman & CEO

Okay, thanks a lot.

Operator

Michael Gorman, Janney Capital Markets.

Michael Gorman  - Janney Montgomery Scott - Analyst

Thanks, good morning guys. Just a quick technical question.

I apologize if I missed it. But is there any type of lockup written into the agreement for the Inland shareholders for the stock that they are going to receive?

John Kite  - Kite Realty Group Trust - Chairman & CEO

No, there is not.

Michael Gorman  - Janney Montgomery Scott - Analyst

Okay, great thank you.

Operator

Ben Yang, Evercore.

Ben Yang  - Evercore Partners - Analyst

Hi, thanks good morning. John, this is obviously a big investment in power centers, I’m just curious were you guys specifically looking to increase your exposure to power centers or maybe just this is purely a function of what was for sale at that time in scale obviously?

John Kite  - Kite Realty Group Trust - Chairman & CEO

It is actually a great question, Ben, and I think we’ve been talking about this for a while. The answer is yes from the standpoint that the environment we are in today, when you have very limited supply you want to own dominant centers because they become more and more valuable.

So whether it’s power or it is power that includes a grocery component like White Plains, I think we have been gravitating to that. We talked about it in the OZ/CLP transaction. That was actually in that transaction the centers averaged 200,000 square feet and this transaction very close to the same number.

And prior to that our own portfolio was significantly lower, probably 130,000 square feet on average. So it was strategic.

And it is strategic to say that when you’re in this market and I mentioned the supply deliveries and that was for a reason the scarcity of centers of this size and magnitude is all about what we are doing. This is the value creation, right?

You can’t build this stuff today. It is very difficult. So yes, that was absolutely part of the strategy.

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Ben Yang  - Evercore Partners - Analyst

Okay, well what kind of the average anchor per center or on the Inland portfolio that you are obviously acquiring today?

John Kite  - Kite Realty Group Trust - Chairman & CEO

When you say the average anchor, what do you mean by that? Do you mean —

Ben Yang  - Evercore Partners - Analyst

Multi-anchored, 180,000 square feet versus 130,000 for the existing portfolio. I’m just curious is it like —

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes, I mean the majority of these centers have multiple boxes, the great majority of the 80% that are power. I can’t think of only a few where you have maybe two or three.

I think about it off the top of my head I mean there is a center in Bradenton that had four boxes, there’s a center in a couple other markets like that. But then you’ve got centers like the ones I mentioned let alone Branson and Port St. Lucie and these are huge with multiple boxes including having Wal-Mart and Target, Sam’s and Kohl’s and Home Depot.

So I probably didn’t underscore that enough what a transformation this is in terms of dominant centers for us. And I should have hit on that more, so absolutely dominant properties.

Ben Yang  - Evercore Partners - Analyst

Great, great and just final one for me maybe building on Nate’s question, you mentioned 2.5% to 3% annualized growth in 2014 but then also lower rent bumps in this portfolio as well. Is this portfolio, obviously there is a value creation aspect to the size, etc. but is this portfolio destined to grow at a slower pace in terms NOI growth, in terms of cash flow growth versus the existing portfolio or do you envision a time where maybe this could do better growth than if you had not versus the existing portfolio today?

John Kite  - Kite Realty Group Trust - Chairman & CEO

I mean think versus our existing portfolio it’s going to be lower growth because of what I just mentioned, the fact that there are so many of these are larger. But by the same token, I was trying to make the point that there won’t be a lot of investment for that, IE. look when you look at the small shop portfolio that is what we have to really jump into to see how much that will impact that NOI growth.

This is not something that we think is unusual. And I think as rents roll over in this portfolio that is when we are really going to get our opportunities.

So we are being reasonably conservative as we’ve looked at this over the three years but obviously this is a lot longer term than that. And if you see what we have done with our own portfolio obviously we have benefited from lease up but we have been comping against strong numbers for two years in our own portfolio. And that doesn’t happen by accident.

We make that happen. So we think that we will apply the same kind of strategy here in jumping in and trying to make it better. You grow NOI by, for example, in our own portfolio, Lithia Crossing in Tampa, we bought that center a couple years ago, it was almost 100% leased anchored by Stein Marts and great shops, some pads.

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Well we took that and figured out a way to put fresh market into the existing platform and significantly raise the NOI in an operating property. We have done that across the board. We did that Eagle Creek.

So I think here that is what we’re going to do. We’re going to figure out ways to take their kind of growth profile and turn it into ours.

Ben Yang  - Evercore Partners - Analyst

Got it. And then just final one for me, sorry. What’s a good kind of rule of thumb on annual rent bumps where the ground lease is in the portfolio?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Honestly, I don’t have that in front of me right now but generally those are longer in nature and you know the bumps come more spread out.

Ben Yang  - Evercore Partners - Analyst

So a little lumpy?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes, I mean yes. It’s not going to be every year, it’s going to be every five years for example.

Ben Yang  - Evercore Partners - Analyst

Yes, great. Thanks and congratulations guys.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you very much.

Operator

Vineet Khanna, Capital One Securities.

Vineet Khanna  - Capital One Securities - Analyst

Hey guys, good morning. Just two quick questions on my end. First is what are you looking at in regards to expected mark to market on lease expirations over the next few years?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Again, what we’re looking at that we have looked at that for several properties as far as lease up and looking at it from a GAAP perspective. We haven’t had the opportunity to get that to a point where we can say here is what we are looking at specifically from a mark to market on GAAP accounting.

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You know we’re going to dig into that. As we mentioned we looked at several assets, not the larger assets, a good chunk of the NOI and we feel like in a number of cases they are below-market leases.

Vineet Khanna  - Capital One Securities - Analyst

Sure. And just you guys have done a good job of deleveraging over the last few years.

So is this 6.5 times leverage a number that your comfortable with, do you want to bring it down some more over the long term? What is the view there?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

I think it is obviously a number that we are a lot more comfortable with than where we were. But as I mentioned, I mean it’s very clear to us that strengthening and protecting the balance sheet as we grow the Company is critical.

So to the extent that we are able to do those two events we want to. So look is 6.5 times debt to EBITDA extremely manageable? Yes, it is manageable.

Would we like it to be better? Of course we would. I mean I think we want to be best in class in every way.

So to the extent that we the development again begins to deliver and slow down as a total percentage that by its very nature is going to allow us to bring that leverage down further over time over the next few years. And then again a lot will depend on what external activities are available to us.

But we are comfortable with it, I think it is a very acceptable number. But no reason to think that we shouldn’t strive to be best in class.

Vineet Khanna  - Capital One Securities - Analyst

Sure, sure. Thanks for taking my questions and congrats on the deal.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you.

Operator

Christie McElroy, Citi.

Michael Bilerman  - Citi - Analyst

Just a question related, going back to the dividend, obviously you know you talked about one of the strategies of these non-tradeds is to go out, buy assets, and get a big yield and distributed that to shareholders. So using the exchange ratio, an Inland shareholder is going to get effectively $0.40 relative to the $0.60 that they’re earning today.

How much pressure was there from the seller for you to increase your dividend at the outset and how do you think about flow back just given the size of that equity base is coming over, it’s going to be almost 60% of your shares? And a 30% decline in the yield that they are getting.

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John Kite  - Kite Realty Group Trust - Chairman & CEO

Well first of all Christy, your voice has gotten a lot deeper. Michael, we thought about it a lot obviously and there was definitely conversation around where our dividend is versus were their dividend is. And we did a lot of math and homework around what we thought over time we could do with the dividend.

But in terms of pressure to make it a requirement of the deal, that didn’t come to fruition. We certainly had conversations around it and as you know on a transaction of this magnitude there’s all kind of negotiating that goes on.

In terms of the flow back another item that we’ve clearly thought about and it’s just kind of the flow back, we studied the various deals, some are higher than others. In fact, some non-traded platforms are higher than other non-traded platforms.

So I think obviously we know that that will happen and we expect that there will be flow back after closing. But the bottom line is that is where the rubber meets the road that we need to communicate to institutional shareholders what an opportunity that would be for them.

And to the extent that there is significant flow back that creates significant opportunity for our existing and future shareholders to get into the Company. So again we can look at it in a negative way and we can look at it in a positive way which is it gives us the opportunity to show what a strong deal this is.

It will be what it will be. And we will figure that out as we move through the process.

And we will spend more time thinking around do we need to engage in something to help that process? But the early look on that is that we don’t have the answer to know exactly what that will be. But I personally don’t fear it because I think this is a great transaction and I know there is a lot of institutional shareholders that have had difficulty getting bigger positions in the Company prior to this deal and I think that will be somewhat mitigated after the deal.

Michael Bilerman  - Citi - Analyst

Right, I guess given a cash deal with a marketed follow-on wasn’t something that the Inland board wanted. They wanted to be able to deliver stock to their shareholders in terms of a liquidity event rather than cash.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes, I mean that is the decision they made and then a decision that we thought through is that we happened to get a transaction where we are getting a significant amount of cash from their previous activities that allow our combined entity to delever in a big way. And that is very important to us.

Michael Bilerman  - Citi - Analyst

Just quickly some financial questions. Dan, the $784 million of assumed debt, what is the cash rate on it and any what is the term of that debt?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

I think, Michael, we looked at this and integrated with our portfolio, I think we’re looking at a weighted average term when we walk through this at a little over when 5% when we combine it with ours.

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Michael Bilerman  - Citi - Analyst

But the $784 million that you’re taking over has a rate of what on a cash basis?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

I mean it’s roughly 4%.

Michael Bilerman  - Citi - Analyst

And has a term of?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

You know we are integrating with ours. Ours is 4%, theirs is probably in the neighborhood of upper 4%s to 5%.

They have longer-term, they have a lot of secured debt out until 2022, etc. So I think you’re going to see it more closer to 5% weighted average term.

Michael Bilerman  - Citi - Analyst

With a 4% yield, so you are going to mark that to market and probably get a little bit of an FFO benefit.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Potentially.

Michael Bilerman  - Citi - Analyst

In terms of the ground leases, the 10% is you mentioned this, it is a high percentage, where is that concentrated? Is there any sort of big leases in there that we need to be mindful of on an asset basis and what is is there purchase options on those ground leases and how long are they?

Because at 10% of the total I mean that is a sizable amount of the NOI. Relative to other sort of companies.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes, and frankly Michael it’s spread out throughout the whole portfolio. There are a great deal of ground leases in the very typical type which is the outlots, the pads.

But then there are some major ground leases. For example there are some ground leases in Las Vegas with Wal-Mart and Sam’s and Home Depot in another case, Kohl’s in some cases.

But they are long term by nature and they do not have any sort of prepayment purchase or anything of that nature. They are very typical long-term ground leases with bumps.

They vary, the bumps vary depending on the ground lease. So we are not concerned that we would get anything back there.

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And frankly they are very, very liquid as you know, those ground leases. So that is something that we will be thinking about as we get deeper in.

Michael Bilerman  - Citi - Analyst

And just on the OpEx and G&A, I just want to make sure understand where things are. So if you look at what they are paying out today on an annualized basis to Inland, you have $9 million of OpEx which is the 4.5% of gross operating income, the $15 million of business management effectively the external management fee and then of the $6 million of G&A, $1.5 million goes to Inland.

So call it $25 million to Inland, $4 million of REIT to G&A of a total $29 million. You talk about $17 million to $19 million of savings, but then $6 million to $8 million of incremental G&A for you.

And I’m just trying to understand you have layered in a property, your own property management fee, into the cap rate. And I just want to understand the dynamics of where you are pulling this $17 million to $19 million out of from their numbers.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

When we looked at their G&A, Michael, and I don’t have all the details but we underwrote those at about $25 million. And then we are going to go down to $17 million to $19 million which the difference between the $25 million and the $17 million to $19 million is our $6 million to $8 million.

So when you walk through that scenario we’re looking at layering in that $6 million to $8 million about one-third is property operating, two-thirds is being G&A of our P&L. So I mean I think where we pulled it from each of their line items we ran more of a calculation of theirs being at $25 million. I don’t have the specifics to see what that the differences it says here $29 million and our $25 million but that’s where we came up with that.

Michael Bilerman  - Citi - Analyst

Yes, that was just their extra they had $6 million of G&A on their income statement annualized of which $1.5 million went to Inland. So you’re right, $25 million paid to Inland and then you are effectively saying we can wipe out $17 million to $19 million of that.

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Correct.

Michael Bilerman  - Citi - Analyst

So does that mean their entire remaining G&A goes away? So if they were doing $6 million of annualized G&A, $1.5 million that got paid to Inland, does that remaining G&A stay or does that get wiped out as well?

Dan Sink  - Kite Realty Group Trust - EVP & CFO

Basically when we transitioned these properties over there is no tail related to Inland. You know there is no employees in Inland Diversified.

We’re going to be talking to their people seeing if there’s an opportunity to come here. But as you look at office space, other items that are related to the business manager at Inland, there’s not anything that we are caring over that will be in addition to our G&A on a go-forward basis.

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Michael Bilerman  - Citi - Analyst

Okay. All right.

Perfect. Thank you.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thanks a lot Michael.

Operator

RJ Milligan, Raymond James and Associates.

RJ Milligan  - Raymond James & Associates - Analyst

Hey guys, thanks for taking my question. A couple quick questions. Is there any contingency with the Realty Income portfolio sale?

John Kite  - Kite Realty Group Trust - Chairman & CEO

I mentioned during the presentation that that is a requirement to closing. But we do have the ability to close over it if it wasn’t a close.

But again they are well through that process. They have already closed one tranche of it and I think they anticipate closing the balance at the end of March.

RJ Milligan  - Raymond James & Associates - Analyst

Okay. In terms of and so post the Realty Income deal and the multifamily sale it will all be retail on the portfolio? No office or industrial?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Yes post that, yes other than in the city center in White Plains, downtown White Plains there are some apartments that are part of the vertical retail and we have got to get our arms around that. Probably we will keep that because it is so integrated into the property itself.

But that would be it. I mean it is very small too.

RJ Milligan  - Raymond James & Associates - Analyst

Okay, and thinking about going forward is this a point where you guys are going to sort of take a break from the acquisition market and look at the current portfolio when you think redevelopment will probably be a bigger part of where you are investing versus acquisitions or are you still looking in the acquisitions market?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Obviously it is our job to seek opportunities that we think are going to create shareholder value. We will never stop doing that.

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So I can’t tell you that we won’t be looking at things because we will. That said I mean the integration of this is critical.

So we are not going to take our eye off the ball of the integration when we are doubling the Company. So you’re always walking that fine line.

And that is kind of why I wanted to make the point that we have planned that out pretty strategically and are well on the way and not obviously there’s a lot of work to do with that but we are ready for. So I think look we will see how things go and what things get presented but look clearly this is a very, very important to execute and redevelopment is a high return. So to the extent that we can execute on this operating platform and generate higher returns and redevelopment, that’s what we’re going to do.

RJ Milligan  - Raymond James & Associates - Analyst

Okay, and I noticed that one of the properties is one that you used to own, South Elgin Commons that you sold back in 2012, I think you guys quoted a low 7% cap rate. Pretty limited growth profile.

An asset like that coming back into the portfolio, does that automatically fall into a over the next couple of years we’d look to dispose of it again? Or is that something a stable, newer asset that you are more comfortable owning in this larger company?

John Kite  - Kite Realty Group Trust - Chairman & CEO

Well I think it is more a product of the market, what kind of position we want to have Chicago. Obviously it is a great asset and it is coming home.

So by the way when you look back at when we sold that asset, that was very driven off of capital. At that time our stock was significantly lower than it is today so our cost to capital was higher and we needed to generate capital to fund development and redevelopment.

So that sale had a lot to do with that as well as the fact that it was a lower growth profile. But I can’t tell you that automatically we would just redispose of it but clearly we will look at that.

RJ Milligan  - Raymond James & Associates - Analyst

Okay, great things guys.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Thank you.

Operator

I would now like to turn the call back over to John Kite for closing remarks.

John Kite  - Kite Realty Group Trust - Chairman & CEO

Okay, well thank everyone for hanging in there on the call. Obviously, extremely important day for Kite Realty Group and its shareholders.

And just in closing we are extremely excited about this transaction. We can’t wait to get the properties in the fold and really go to work and create value for you the shareholder.

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So thank you very much and we look forward to talking to you soon. Goodbye.

Operator

Thank you very much and this concludes conference. Thank you for participation, you may now disconnect. Have a great day.

FEBRUARY 10, 2014 / 03:00PM, KRG - Kite Realty Group Trust Enters into a Definitive Agreement with Inland Diversified Real Estate Trust to Merge in a Stock-for-Stock Transaction

Forward Looking Statements

Certain statements in this conference call transcript that are not in the present or past tense or that discuss Kite Realty’s and/or Inland Diversified’s expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Kite Realty and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Kite Realty, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting Kite Realty, Inland Diversified or the combined company will be those anticipated by Kite Realty or Inland Diversified. Examples of forward-looking statements include projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, cap rates, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, expectations as to the timing of closing of acquisitions, dispositions and other potential transactions and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Kite Realty or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate the proposed merger and the timing of the closing of the merger; and other risks and uncertainties detailed from time to time in Kite Realty’s or Inland Diversified’s SEC filings. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Kite Realty does not undertake to update forward-looking statements except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as February 9, 2014, among Kite Realty Group Trust, KRG Magellan, LLC and Inland Diversified Real Estate Trust.

In connection with the proposed transaction, Kite Realty expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Kite Realty and Inland Diversified that also constitutes a prospectus of Kite Realty, which joint proxy statement will be mailed or otherwise disseminated to Kite Realty and Inland Diversified shareholders when it becomes available. Kite Realty and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Kite Realty and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their websites at www.kiterealty.com and www.inlanddiversified.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.